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 CUSIP No.  338488109                  13G                   Page 1 of 8 Pages
 ISIN No. FR0004018711
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. 1)*

                            Flamel Technologies S.A.
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                                (Name of Issuer)

              Ordinary Shares, Nominal Value (Euro) 0.122 Per Share
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                         (Title of Class of Securities)

                     ISIN No. FR0004018711 (Ordinary Shares)
                                    338488109
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                                (CUSIP Number)(1)

                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

----------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADRs is 338488109

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 CUSIP No.  338488109                  13G                   Page 2 of 8 Pages
 ISIN No. FR0004018711
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================================================================================
    1       NAMES OF REPORTING PERSONS
            Silver Point Capital, L.P.

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |_|

                                                                      (b) |_|

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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

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             NUMBER OF                    5     SOLE VOTING POWER

               SHARES                                1,500,000 (See Item 4)
                                        ----------------------------------------
            BENEFICIALLY                  6     SHARED VOTING POWER

             OWNED BY                                -0-
                                        ----------------------------------------
               EACH                       7     SOLE DISPOSITIVE POWER

             REPORTING                               1,500,000 (See Item 4)
                                        ----------------------------------------
              PERSON                      8     SHARED DISPOSITIVE POWER

               WITH                                  -0-
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,500,000 (See Item 4)
--------------------------------------------------------------------------------

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
                                                                          |_|

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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       6.2%(2)

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    12      TYPE OF REPORTING PERSON*

                     IA, PN
================================================================================

* SEE INSTRUCTIONS BEFORE FILLING OUT.

(2) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 24,041,590 Ordinary Shares outstanding as of December 31, 2006 pursuant to the Company's annual report on Form 20F/A for the period ended December 31, 2006.

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 CUSIP No.  338488109                  13G                   Page 3 of 8 Pages
 ISIN No. FR0004018711
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================================================================================
    1       NAMES OF REPORTING PERSONS
            Edward A. Mule

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |_|

                                                                      (b) |_|

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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

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             NUMBER OF                    5     SOLE VOTING POWER

               SHARES                                -0-
                                        ----------------------------------------
            BENEFICIALLY                  6     SHARED VOTING POWER

             OWNED BY                                1,500,000 (See Item 4)
                                        ----------------------------------------
               EACH                       7     SOLE DISPOSITIVE POWER

             REPORTING                               -0-
                                        ----------------------------------------
              PERSON                      8     SHARED DISPOSITIVE POWER

               WITH                                  1,500,000 (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,500,000 (See Item 4)
--------------------------------------------------------------------------------

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
                                                                          |_|

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       6.2%

--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                     IN
================================================================================

* SEE INSTRUCTIONS BEFORE FILLING OUT.

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 CUSIP No.  338488109                  13G                   Page 4 of 8 Pages
 ISIN No. FR0004018711
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================================================================================
    1       NAMES OF REPORTING PERSONS
            Robert J. O'Shea

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) |_|

                                                                      (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

--------------------------------------------------------------------------------
             NUMBER OF                    5     SOLE VOTING POWER

               SHARES                                -0-
                                        ----------------------------------------
            BENEFICIALLY                  6     SHARED VOTING POWER

             OWNED BY                                1,500,000 (See Item 4)
                                        ----------------------------------------
               EACH                       7     SOLE DISPOSITIVE POWER

             REPORTING                               -0-
                                        ----------------------------------------
              PERSON                      8     SHARED DISPOSITIVE POWER

               WITH                                  1,500,000 (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,500,000 (See Item 4)
--------------------------------------------------------------------------------

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
                                                                          |_|

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       6.2%

--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                     IN
================================================================================

* SEE INSTRUCTIONS BEFORE FILLING OUT.

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 CUSIP No.  338488109                  13G                   Page 5 of 8 Pages
 ISIN No. FR0004018711
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Item 1(a)         Name of Issuer:

                  The name of the issuer is Flamel Technologies S.A. (the "Company").

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  The Company's principal executive office is located at Parc Club du Moulin a Vent, 33, avenue du Docteur Georges Levy, 69693 Venissieux Cedex France.

Item 2(a)         Name of Person Filing:

                  This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manager"), Messrs. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the Ordinary Shares by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund").(3)

                  The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2008, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830

Item 2(c)         Citizenship:

                  Silver  Point   Capital,   L.P.  is  organized  as  a  limited
partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, Nominal Value (Euro) 0.122 Per Share

(3) Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the Ordinary Shares (owned in the form of ADRs) held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the Ordinary Shares held by the Fund and the Offshore Fund. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the Ordinary Shares held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the Ordinary Shares held by the Fund and the Offshore Fund. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the Ordinary Shares held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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 CUSIP No.  338488109                  13G                   Page 6 of 8 Pages
 ISIN No. FR0004018711
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Item 2(e)         CUSIP No.:

                  ISIN No. FR0004018711 (Ordinary Shares)

                  CUSIP No. 338488109 (ADRs)

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4            Ownership:

                  A.    Silver Point Capital, L.P.

                        (a) Amount beneficially owned 1,500,000, all of which are owned in the form of ADRs

                        (b)   Percent of class: 6.2%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole  power  to vote  or  direct  the  vote:
                                    1,500,000

                              (ii)  Shared power to vote or direct the vote: -0-

                              (iii) Sole   power  to   dispose   or  direct  the
                                    disposition: 1,500,000

                              (iv)  Shared   power  to  dispose  or  direct  the
                                    disposition: -0-

                  B.    Edward A. Mule

                        (a) Amount beneficially owned: 1,500,000, all of which are owned in the form of ADRs

                        (b)   Percent of class: 6.2%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or direct the vote: -0-

                              (ii)  Shared  power to vote or  direct  the  vote:
                                    1,500,000

                              (iii) Sole   power  to   dispose   or  direct  the
                                    disposition: -0-

                              (iv)  Shared   power  to  dispose  or  direct  the
                                    disposition: 1,500,000

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 CUSIP No.  338488109                  13G                   Page 7 of 8 Pages
 ISIN No. FR0004018711
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                  C.    Robert J. O'Shea

                        (a) Amount beneficially owned: 1,500,000, all of which are owned in the form of ADRs

                        (b)   Percent of class: 6.2%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or direct the vote: 0

                              (ii)  Shared  power to vote or  direct  the  vote:
                                    1,500,000

                              (iii) Sole   power  to   dispose   or  direct  the
                                    disposition: 0

                              (iv)  Shared   power  to  dispose  or  direct  the
                                    disposition: 1,500,000

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

                  See response to Item 4.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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 CUSIP No.  338488109                  13G                   Page 8 of 8 Pages
 ISIN No. FR0004018711
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

                                                     Silver Point Capital, L.P.

                                                     By:   /s/ Frederick H.Fogel
                                                           ---------------------
                                                     Name: Frederick H. Fogel
                                                     Its:  Authorized Signatory

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2008

                                                  Silver Point Capital, L.P.

                                                  By:   /s/ Frederick H.Fogel
                                                        -----------------------
                                                  Name: Frederick H. Fogel
                                                  Its:  Authorized Signatory


                                                  /s/ Edward A. Mule
                                                  -----------------------------
                                                  Edward A. Mule, individually


                                                  /s/ Robert J. O'Shea
                                                  -----------------------------
                                                  Robert J.O'Shea, individually